JPMORGAN TRUST I

JPMORGAN TRUST II

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

May 21, 2012

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (“Trust I”); File Nos. 333-103022; 811-21295 – Post-

Effective Amendment No. 208 and

JPMorgan Trust II (“Trust II”); File Nos. 002-95973; 811-04236 – Post-

Effective Amendment No. 150

Dear Mr. Di Stefano:

This letter is in response to the comments you provided on May 14, 2012 with respect to new class IM Shares filed on behalf of the JPMorgan Prime Money Market Fund, a series of Trust I, and JPMorgan U.S. Government Money Market Fund and JPMorgan U.S. Treasury Plus Money Market Fund, each a series of Trust II (collectively, the “Funds”). Our responses to your comments are set forth below. We plan to file updated Registration Statements for Trust I and Trust II pursuant to Rule 485(b) of the 1933 Act, which will be automatically effective on May 31, 2012 pursuant to the Rule.

Main Investment Strategies

1.	Comment: Will shareholders be notified in advance if the JPMorgan Prime Money Market Fund changes its non-fundamental investment objective?

Response: As we have confirmed to the Staff in past correspondence, we expect to provide shareholders with reasonable advance notice of material changes to the Fund’s non-fundamental investment objective. However, we note that Form N-1A does not require the Fund to specify a notice period for changes to the Fund’s non-fundamental investment objective.

2.	Comment: With regard to each of the JPMorgan Prime Money Market Fund and the JPMorgan U.S. Treasury Plus Money Market Fund what is the limitation applicable to the percentage of the Fund’s assets that may be invested in repurchase agreements with a single counterparty? In addition, how is the overcollateralization of a repurchase agreement taken into account for purposes of calculating the investment advisory fee paid by the Funds?

Response: With regard to repurchase agreements that are not “Collateralized Fully” as defined under Rule 5b-3 of the Investment Company Act of 1940 (the “Act”), Rule 2a-7 under the Act limits investment in a single issuer of First Tier Securities to no more than 5% of a national or taxable money market fund’s total assets in securities issued by the same entity. When a money market fund enters into a repurchase agreement, the fund may “look through” the agreement for purposes of Rule 2a-7’s diversification calculations (that is, the securities underlying the repurchase agreement may be considered to be held directly by the fund and the counterparty ignored), provided the repurchase agreement is “Collateralized Fully.” Separately, the Funds’ investment adviser will also establish maximum limits for a single counterparty when it deems it appropriate. These limitations may be modified from time to time in the discretion of the investment adviser.

With regard to the overcollateralization associated with repurchase agreements, the Funds do not include the overcollateralization of repurchase agreements that they receive as net assets for purposes of calculating management fees.

3.	Comment: With regard to the JPMorgan U.S. Treasury Plus Money Market Fund, what is the significance of the use of the word “Plus” in the Fund’s name?

Response: Unlike the JPMorgan 100% U.S. Treasury Securities Money Market Fund, which, under normal conditions, invests its assets exclusively in obligations of the U.S. Treasury, the JPMorgan U.S. Treasury Plus Money Market Fund also invests in repurchase agreements fully collateralized by U.S. Treasury securities.

In connection with your review of the Funds’ Post-Effective Amendments No. 208 and 150 to the Registration Statements of Trust I and Trust II, respectively, filed by Trust I and Trust II on March 30, 2012, the undersigned hereby acknowledges on behalf of each Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0472.

Sincerely,

/s/ Gregory S. Samuels

Gregory S. Samuels

Assistant Secretary

3